

August 2, 2013

<u>Via E-mail</u>
James D. Frias
Chief Financial Officer
Nucor Corporation
1915 Rexford Road
Charlotte, North Carolina 28211

> **Re:** **Nucor Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **File No. 1-04119**

Dear Mr. Frias:

     We have reviewed your response letter dated July 19, 2013, and have the following additional comments.  If you disagree, we will consider your explanation as to why our comments are inapplicable.

     Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2012</u>

<u>Critical Accounting Policies and Estimates, page 35</u>

<u>Equity Method Investments, page 36</u>

1. We note your response to prior comment 6.  Please provide us supplementally with the following information regarding the assumptions used in your assessment of the equity method in Duferdofin Nucor:
   - Explain how you developed your method, including your basis for determining the number of scenarios and probability weighting of scenarios;
   - Tell us how many scenarios are used and provide us with the probability weights;
   - Provide us with a discussion of how the assumptions used in the scenarios compare to recent operating performance;
   - Explain the basis for any assumptions that differ significantly from recent operating performance, including revenue trend and growth rate and gross margin.  Explain the impact of these assumptions on your results;

- Provide us with an explanation of your understanding of the overall sensitivity of the results of your impairment assessment to the assumptions.

We appreciate your concern regarding the complexity of additional disclosure and understand many of the assumptions are interdependent and no single factor predominates in determining the fair value. The information requested above should provide us with additional information to understand the usefulness of proposed future disclosure.

You may contact Thomas D'Orazio at (202) 551-3825 or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief